John Gamble Executive Vice President CFO Lexmark International, Inc. One Lemark Centre Drive Lexington, Kentucky 40550 USA Phone: 859-232-5589 Fax: 859-232-7137

September 23, 2011

Via Edgar

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

Re:          Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010, Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011, Filed August 8, 2011
File No. 001-14050

Dear Ms. Collins:

Lexmark International, Inc. (“we” or the “Company”) is submitting this letter in response to the comments of the Staff of the Division of Corporation Finance, concerning the Company’s Form 10-K and Form 10-Q referenced above, as set forth in the letter to the Company dated September 9, 2011.  For your convenience, the Company has set forth the Staff’s original comment immediately preceding the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2010

Comment #1:

We note your response to our prior comment 3 and your expanded disclosure in the June 30, 2011 Form 10-Q.  Although the company does not expect that your ability to meet your cash obligations will be adversely affected by your ability to access the funds held by your overseas subsidiaries, the Staff continues to believe it is important for investors to know the specific amount of cash held overseas.  In this regard, we do not believe your reference to a “large majority” appropriately conveys the monies that are available to fund domestic operations such as payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.  Please revise your disclosure to include the specific amount of cash and cash equivalents held overseas or explain further to us why you believe such disclosure is not appropriate.  Please ensure that your response provides us with the amount of cash and cash equivalents held overseas at December 31, 2010 and June 30, 2010 [sic].

U.S. Securities & Exchange Commission
Division of Corporation Finance
September 23, 2011

Response #1:

The Company acknowledges the Staff’s comment and will include the specific amount of cash and cash equivalents and short-term marketable securities held by foreign subsidiaries in our MD&A liquidity disclosures in future filings similar to the following:

As of [balance sheet date], the Company held $XXX million in Cash and cash equivalents and  current Marketable securities. The Company’s ability to fund operations from this balance could be limited by the liquidity in the market as well as possible tax implications of moving proceeds across jurisdictions. Of this amount, approximately $XXX million of Cash and cash equivalents and current Marketable securities were held by foreign subsidiaries. The Company utilizes a variety of financing strategies with the objective of having its worldwide cash available in the locations where it is needed. However, if amounts held by foreign subsidiaries were needed to fund operations in the United States the Company could be required to accrue and pay taxes to repatriate these funds. The Company’s intent is to permanently reinvest undistributed earnings of foreign subsidiaries and current plans do not demonstrate a need to repatriate them to fund operations in the United States.

As of June 30, 2011, the Company held $1,340.2 million in cash and cash equivalents and current marketable securities.  Of this amount, approximately $953.5 million of cash and cash equivalents and current marketable securities were held by foreign subsidiaries.  As of December 31, 2010, the Company held $1,217.2 million in cash and cash equivalents and current marketable securities.  Of this amount, approximately $754.0 million of cash and cash equivalents and current marketable securities were held by foreign subsidiaries.

Comment #2:

We note your response to our prior comment 4.  Given the lower income tax rates in other jurisdictions have a significant impact on your effective rate, please confirm that you will expand your disclosure in future filings to state the jurisdictions which contribute most to this reconciling item.

Response #2:

We confirm that we will include in the Notes to the Consolidated Financial Statements in the Company’s future Form 10-K filings, the jurisdictions having the greatest impact on the foreign tax differential reconciling item.  Switzerland, Ireland, and Philippines had a more significant impact on the foreign tax differential and, therefore, the effective tax rate for each of the three years presented in the Form 10-K for the fiscal year ended December 31, 2010.

Comment #3:

We note from your response to prior comment 5 that the majority of the “reversals of previously accrued taxes” line item relates to the release of uncertain tax positions, primarily resulting from settlement with tax authorities for amounts less than accrued or due to the expiration in the statute of limitations. Tell us your consideration to revise the title of this line item in future filings to clarify what this line item represents or to include a further explanation of these amounts in your footnote disclosures. In addition, you indicate that you will revise your selected financial data disclosures to refer to these adjustments as “discrete” tax items rather than nonrecurring tax items.  Please also revise the notes to your selected financial data in future filings to more clearly describe what these items represent (i.e. settlement with tax authorities; lapse in statute of limitations, etc.)

Response #3:

We will include in the Notes to the Consolidated Financial Statements in the Company’s future Form 10-K filings, further explanation of the “reversals of previously accrued taxes” line item similar to the following:

U.S. Securities & Exchange Commission
Division of Corporation Finance
September 23, 2011

Reversals of previously accrued taxes represent adjustments to income tax expense amounts that were recorded in prior years.  For the years indicated, the principal reason for these adjustments was to record the release of uncertain tax positions accrued in prior years.  The releases of the previously accrued taxes were made either because the amount that the Company was required to pay pursuant to an income tax audit was less than the amount the Company estimated it would have to pay or because the statute of limitations governing the year of the accrual expired and no audit of that year was ever conducted by the local tax authorities.

We will also include in future Form 10-K filings selected financial data disclosures for the years presented similar to the following:

Amounts in 20XX include a $XX million benefit from discrete tax items related to the settlement of various tax audits outside the U.S.

Amounts in 20XY include a $XX million benefit from discrete tax items related to the expiration of various domestic and foreign statutes of limitations.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Comment #4

We note the revised disclosures included in your June 30, 2011 Form 10-Q in response to our prior comment 6.  With regards to such disclosures, please explain further the following and revise accordingly in future filings:

•
For the Clarity matter, you indicate that the company does not believe a reasonable estimate of the range of loss to this matter is currently possible.  Please clarify and, if true, revise to state that there is at least a reasonable possibility that losses exceeding amounts already recognized may have been incurred.  To the extent you are unable to estimate the amount of such loss, please indicate as such.  Similar revisions should be made to your disclosures regarding the ACT matter;

•
For the Molina matter you state the ultimate resolution of the matter “could” result in an additional loss of up to $14.9 million.  Please clarify and, if true, revise to state whether it is at least “reasonably possible” that a loss exceeding the $1.8 million already accrued may be incurred and indicate the range of loss of such loss (i.e. between $0 and $14.9 million);

•
For those matters that you cannot estimate the reasonably possible additional loss or range of loss, (i.e. Clarity, ACT and copyright fees), please supplementally tell us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes; and

•
In your general discussion regarding all other lawsuits, claims, investigations and proceedings, including governmental investigations, you indicate that in the event an unfavorable outcome is reasonably possible, you will disclose an estimate of the possible loss or range or such loss or indicate that such an estimate cannot be made.  With regards to these other matters; please clarify whether there is a reasonable possibility that losses exceeding amounts already recognized may have been incurred.  If so, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

U.S. Securities & Exchange Commission
Division of Corporation Finance
September 23, 2011

Response #4:

1st Bullet Point

As noted in the Company’s response to the Staff’s prior comment 6, no accrual has been made with respect to the Clarity and ACT matters, because the losses with respect to such matters are not probable or not reasonably estimable by the Company.

In Note 15 of the Notes to the Consolidated Financial Statements in the Company’s Form 10-Q for the quarter ended June 30, 2011, the Company discussed its policy for recording accruals, noting that “in the event that an unfavorable outcome is determined to be probable and the amount of the loss can be reasonably estimated, the Company establishes an accrual for the litigation, claim or assessment.  In addition, in the event an unfavorable outcome is determined to be less than probable, but reasonably possible, the Company will disclose an estimate of the possible loss or range of such loss; however, when a reasonable estimate cannot be made, the Company will provide disclosure to that effect.”  For each referenced legal proceeding, the Company then discussed the amount of the accrual for matters in which a potential loss was determined by the Company to be probable (Molina and Copyright Fees), or with respect to matters in which a potential loss was determined to be less than probable, but reasonably possible, the Company disclosed that a reasonable estimate of the possible range of loss is not possible in view of the uncertainty regarding damages (SCC, Clarity and ACT).

In consideration of the Staff’s comment, the Company will enhance its Contingencies disclosures in future filings to state whether an accrual has been made for each matter in a manner similar to the following:

The Company has not established an accrual for the XXXX litigation, because it has not determined that a loss with respect to such litigation is probable.  Although there is a reasonable possibility of a potential loss with respect to the XXXX litigation, the Company does not believe a reasonable estimate of the range of possible loss is currently possible in view of the uncertainty regarding the amount of damages, if any, that could be awarded in this matter.

2nd Bullet Point

With respect to the Molina matter, the Company has indicated that a loss in the matter is probable, however, the range of potential loss related to this matter is subject to a high degree of estimation.  Because no amount within the range of potential loss is a better estimate than any other amount, the Company has accrued $1.8 million for the Molina matter, which represents the low-end of the range.  At the high-end of the range, the class has sought $16.7 million, which does not include post judgment interest, costs and attorneys’ fees which may be assessed against the Company.  Thus, it is reasonably possible that a loss exceeding the $1.8 million already accrued may be incurred in this matter, ranging from $0 to $14.9 million, excluding post judgment interest, costs and attorneys’ fees.

In consideration of the Staff’s comment, the Company will enhance its Contingencies disclosures in future filings to state the range of potential loss, when it is reasonably possible that losses exceeding the amounts already accrued may be incurred, if such range of possible loss is reasonably estimable by the Company.

3rd Bullet Point

Pursuant to ASC 450, the Company regularly evaluates the probability of a potential loss of all its material litigation, claims or assessments to determine whether a liability has been incurred and whether it is probable that one or more future events will occur confirming the loss.  If a potential loss is determined by the Company to be probable, and the amount of the loss can be reasonably estimated, the Company establishes an accrual for the litigation, claim or assessment.  If it determined that a potential loss for the litigation, claim or assessment is less than probable, the Company assesses whether a potential loss is reasonably possible, and will disclose an estimate of the possible loss or range of loss; provided, however, if a reasonable estimate cannot be made, the Company will provide disclosure to that effect.

U.S. Securities & Exchange Commission
Division of Corporation Finance
September 23, 2011

On at least a quarterly basis, management confers with outside counsel to evaluate all current litigation, claims or assessments in which the Company is involved.  Management then meets internally to evaluate all of the Company’s current litigation, claims or assessments. During these meetings, management discusses all existing and new matters, including, but not limited to, (i) the nature of the proceeding; (ii) the status of each proceeding; (iii) the opinions of legal counsel and other advisors related to each proceeding; (iv) the Company’s experience or experience of other entities in similar proceedings; (v) the damages sought for each proceeding; (vi) whether the damages are unsupported and/or exaggerated; (vii) substantive rulings by the court; (viii) information gleaned through settlement discussions; (ix) whether there is uncertainty as to the outcome of pending appeals or motions; (x) whether there are significant factual issues to be resolved; and/or (xi) whether the matters involve novel legal issues or unsettled legal theories.  At these meetings, management concludes whether accruals are required for each matter because a potential loss is determined to be probable and the amount of loss can be reasonably estimated; whether an estimate of the possible loss or range of loss can be made for matters in which a potential loss is not probable, but reasonably possible; or whether a reasonable estimate cannot be made for a matter.

With respect to the matters for which management has indicated that it does not believe that a reasonable estimate of the range of potential loss is currently possible, the Company is unable to estimate such losses for the reasons set forth below:

SCC litigation: SCC’s claims were dismissed at the summary judgment stage of the litigation and are presently on appeal.  There is uncertainty regarding the amount of damages, if any, that could be established if SCC is successful in its appeal and any subsequent trial.  The Company has included in the disclosure, however, the potential magnitude of SCC’s claim.

Clarity litigation: the early stage of the proceedings where only limited discovery has occurred, an amount of damages sought has not been stated, and uncertainty as to potential damages.

ACT litigation: the stage of the proceedings, novel legal issues, and the uncertainty as to potential damages since, the Court has the discretion, in the event of a determination that the Company engaged in false patent marking, in assessing the damage award and ACT’s damages expert has not provided an opinion on what damages, if any, would be appropriate.  For the patent infringement claims, the Company has included in the disclosure the potential magnitude of the claims.

Copyright Fees: the stage of the proceedings, significant issues yet to be resolved, and the proceedings involve novel legal issues.

Due to the uncertainty of litigation, the Company is not currently in a position to state when it expects to be able to provide a reasonable estimate of the range of potential loss, however, as each case progresses, the Company will continue to reassess, as described above, whether it is able to estimate the reasonably possible range of loss for each proceeding.

4th Bullet Point

With respect to other lawsuits, claims, investigations and proceedings, including governmental investigations, that are not specifically identified in Note 15 of the Notes to the Consolidated Financial Statements in the Company’s Form 10-Q for the quarter ended June 30, 2011, the Company has determined that although an unfavorable outcome is reasonably possible for certain matters, that for such matters in which it is possible to estimate a loss or range of loss, the estimate is not material to the Company’s consolidated results of operations, cash flows, or financial position.

In response to the Staff’s comment, the Company confirms that it will disclose in its next periodic filing whether there is a reasonable possibility that losses exceeding amounts already recognized may have been incurred. If such a loss is reasonably possible, the Company will either disclose (i) an estimate of the additional loss or range of loss, or

U.S. Securities & Exchange Commission
Division of Corporation Finance
September 23, 2011

state that such an estimate cannot be made or (ii) state that the estimate is immaterial with respect to the Company’s financial statements as a whole.

*****

In connection with providing the above responses to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has thoroughly addressed each of the items in your correspondence. Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ John W. Gamble, Jr.

John W. Gamble, Jr.

cc:          Melissa Kindelan, SEC Staff Accountant
Paul A. Rooke, Chairman and Chief Executive Officer
Robert J. Patton, Vice President, General Counsel and Secretary
Ian C. Lofwall, Associate General Counsel and Assistant Secretary
Catherine M. Delgado, Director of Corporate Finance Consolidation and Reporting
Evelyn Cole, Partner, PricewaterhouseCoopers LLP